Filed by Gogoro Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Poema Global Holdings Corp. (SEC File No.: 001-39844)

Date: January 28, 2022

Taiwanese Electric Scooter Maker Gogoro To Go Public In SPAC Merger, Plans Regional Expansion

By Ralph Jenning

Horace Luke, cofounder and CEO of Gogoro. (BILLY H.C. KWOK/BLOOMBERG)

Taiwanese electric scooter maker Gogoro will go public on the Nasdaq by merging with a special purpose acquisition company by early next year to fund its regional expansion, according to its cofounder and CEO Horace Luke in an interview.

Gogoro, which also develops battery swap infrastructure, aims to raise $500 million through the SPAC deal with Poema Global Holdings and a private investment in public equity, valuing the 10-year-old company at $2.35 billion, according to Gogoro. Earlier backers include the Taiwan government’s National Development Fund, Singapore sovereign wealth fund Temasek, electric vehicle battery maker Panasonic and former U.S. Vice President Al Gore.

The Taipei-based company already has presence in mainland China and India. In April, Gogoro announced a strategic partnership with Indian two-wheeler maker Hero MotoCorp to establish a battery swapping joint venture in Asia's third-largest economy. A month later, it announced a partnership with Dachangjiang Group and Yadea, two of China’s top two-wheeler makers, to roll out a new electric refueling system in China using Gogoro’s battery swapping platform.

“So lots of announcements, lots of progress working with the number ones,” says Luke, 51, a Seattle native who worked at Microsoft for about a decade and later at the Taiwanese smartphone maker HTC. “Nothing validates more than to be listed on a global stock exchange,” he notes. “The partners can now not only rely on us, but also trust us.”

Mechanics work on Gogoro scooters at one of the company's stores in Taipei, Taiwan, on Jan. 22, 2018. (BILLY H.C. KWOK/BLOOMBERG)

About 15 million to 20 million two-wheeled vehicles, including those powered by gas, are sold in China, according to Ryan Citron, senior research analyst with Guidehouse Insights. It's a similar figure in India, he adds.

“There is a ton of potential in both India and China,” says Citron. Scooter-intensive Southeast Asian countries such as Indonesia and Vietnam may be the next markets, he adds. “Gogoro’s partnerships have really separated them [from rivals]. They probably do need more cash to really expand.”

“In order to commercialize into those markets, we need the resources, we need capital, we need to build stronger and bigger teams, we need to develop our tech further,” Luke says. “We need to invest in marketing as well as in investing in those new markets we’re going to go into.”

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global Holdings Corp. (“Poema Global”) and Gogoro Inc. (“Gogoro”). In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, timing, projections or other characterizations of future events or circumstances, including expectations related to any financial projections, projections of market opportunity and market share, the ability of Gogoro’s business model to be successful in the future, future products, the timing of launch of any future products, the capability of Gogoro’s technology, Gogoro’s ability to continue to develop its technology or develop new technology, Gogoro’s business plans including its production plans and plans to scale and plans to expand globally, Gogoro’s timing of entry into international markets and ability to be successful in international markets, Gogoro’s ability to obtain supplies and manufacture its products, any benefits of Gogoro’s partnerships and expectations related to the terms and the timing of the proposed transaction between Gogoro and Poema Global and benefits of the merger between Gogoro and Poema Global are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, initially filed by Gogoro with the U.S. Securities and Exchange Commission (“SEC”) on November 18, 2021, as amended, and other documents filed, or to be filed, by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4, as amended, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global nor Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Gogoro has filed a registration statement on Form F-4 with the SEC, which includes a preliminary prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a preliminary proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read the preliminary proxy statement/prospectus, as amended, and, when available, the definitive proxy statement/prospectus, as well as other documents filed, or to be filed, with the SEC, because these documents contain, or will contain, important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary proxy statement/prospectus and, when available, the definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Poema Global and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under Section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction are set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC, as amended, and when available, will be set forth in the definitive proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Poema Global or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.